SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

November 12, 2002
Date of Report (Date of earliest event reported)

Quantum Corporation
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-13449	**94-2665054**
(Commission File Number)	(IRS Employer Identification No.)

501 Sycamore Dr., Milpitas, CA	**95035**
(Address of principal executive offices)	(Zip Code)

408-944-4000
(Registrant's telephone number, including area code)

Item 2. Acquisition or Disposition of Assets

On October 28, 2002, Quantum Corporation (the "Company" or "Quantum") completed the sale of the principal assets of its Network Attached Storage Division ("NAS"), to SNAP Appliance, Inc. ("SNAP") f/k/a Broadband Storage, Inc., a privately-held company.   Quantum received $4.7 million cash, a $2.4 million senior secured promissory note, and $3.9 million of SNAP restricted convertible preferred securities.   Quantum has an option to acquire up to an additional $1.8 million of the restricted convertible preferred securities.   Quantum will also provide up to $650,000 of transition services to SNAP, the cost of which has been factored into the aggregate sale price.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits

The following unaudited pro forma condensed consolidated financial statements present financial information for Quantum giving effect to the sale of the NAS assets, which was consummated on October 28, 2002. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2002 is presented as if the sale had occurred as of that date.   The unaudited pro forma condensed consolidated statements of operations for the three months ended June 30, 2002 and the fiscal year ended March 31, 2002 are presented as if the sale had occurred at the beginning of the of the respective periods.

The pro forma condensed consolidated financial statements should be read in conjunction with Quantum's unaudited condensed consolidated financial statements and notes thereto included in the Company's quarterly report on Form 10-Q for the period ended June 30, 2002 and the audited consolidated financial statements and notes thereto in the Company's annual report on Form 10-K for the fiscal year ended March 31, 2002. The pro forma information may not necessarily be indicative of what the Company's results of operations or financial position would have been had the transaction been in effect as of and for the periods presented, nor is such information necessarily indicative of the Company's results of operations or financial position for any future period or date.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands)

			June 30, 2002						
		Historical		Business to be disposed		Pro forma adjustments			Pro forma
Assets									
Current assets:									
Cash and investments	$	305,825	$	-	$	4,730	A	$	310,555
Accounts receivable, net		135,672		-		-			135,672
Inventories		110,811		(2,430)		-			108,381
Deferred income taxes		42,725		-		-			42,725
Service inventories		50,186		(548)		-			49,638
Other current assets		39,216		-		-			39,216
Total current assets		684,435		(2,978)		4,730			686,187
Long-term assets:									
Property and equipment, net		74,464		(1,700)		-			72,764
Goodwill, net		68,648		-		-			68,648
Intangible assets, net		84,018		(23,970)		-			60,048
Other assets		25,187		(172)		6,255	A		31,270
Receivable from Maxtor Corporation		95,833		-		-			95,833
Total long-term assets		348,150		(25,842)		6,255			328,563
	$	1,032,585	$	(28,820)	$	10,985		$	1,014,750
Liabilities and Group Equity									
Current liabilities:									
Accounts payable	$	101,696	$	-	$	-		$	101,696
Accrued warranty		40,022		(1,034)		-			38,988
Short-term debt		2,654		-		-			2,654
Other accrued liabilities		138,054		-	$	950	A		139,004
Total current liabilities		282,426		(1,034)		950			282,342
Other long term liabilities									
Deferred income taxes		35,233		-		(6,745)	B		28,488
Convertible subordinated debt		287,500		-		-			287,500
Stockholders' equity		427,426		-		(11,006)	A		416,420
	$	1,032,585	$	(1,034)	$	(16,801)		$	1,014,750

QUANTUM CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except per-share amounts)

	Three months ended June 30, 2002					
	Historical	Business to be disposed	Pro forma adjustments		Pro forma	
Product revenue	$ 165,915	$ (9,028)	$ -		$ 156,887	
Royalty revenue	45,563	-	-		45,563	
Total revenue	211,478	(9,028)	-		202,450	
Cost of revenue	148,971	(9,534)	424	C	139,861	
Gross margin	62,507	506	(424)		62,589	
Operating expenses:						
Research and development	29,805	(4,354)	175	C	25,626	
Sales and marketing	30,894	(4,872)	68	C	26,090	
General and administrative	22,574	(687)	175	C	22,062	
Special charges	4,885	(4,261)	-		624	
	88,158	(14,174)	418		74,402	
Loss from operations	(25,651)	14,680	(842)		(11,831)	
Equity investment write-downs	(17,061)	-	-		(17,061)	
Interest and other income (expense), net	(3,266)	23			(3,243)	
Loss before income taxes	(45,978)	14,703	(842)		(32,117)	
Income tax provision (benefit)	(9,393)	4,861	(253)	D	(4,785)	
Income (loss) before cumulative effect of an accounting change	(36,585)	9,842	(589)		(27,332)	
Cumulative effect of an accounting change	(94,298)	-	-		(94,298)	
Net income (loss)	$ (130,883)	$ 9,842	$ (589)		$ (121,630)	
Loss per share before cumulative effect of an accounting change						
Basic	$ (0.23)				$ (0.17)	
Diluted	$ (0.23)				$ (0.17)	
Cumulative effect per share of an accounting change						
Basic	$ (0.60)				$ (0.60)	
Diluted	$ (0.60)				$ (0.60)	
Net income (loss) per share						
Basic	$ (0.84)				$ (0.78)	
Diluted	$ (0.84)				$ (0.78)	
Weighted average common and common equivalent shares						
Basic	156,443				156,443	
Diluted	156,443				156,443	

QUANTUM CORPORATION

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except per-share amounts)

	Fiscal Year Ended March 31, 2002				
	Historical	Business to be disposed	Pro forma adjustments		Pro forma
Product revenue	$ 878,476	$ (58,117)	$ -		$ 820,359
Royalty revenue	209,316	-	-		209,316
Total revenue	1,087,792	(58,117)	-		1,029,675
Cost of revenue	701,902	(50,058)	226	C	652,070
Gross margin	385,890	(8,059)	(226)		377,605
Operating expenses:					
Research and development	126,629	(15,178)			111,451
Sales and marketing	138,476	(27,961)	218	C	110,733
General and administrative	122,191	(11,172)	2,522	C	113,541
Special charges	77,401	(4,545)	-		72,856
Purchased in-process research and development	16,499	(3,299)	-		13,200
	481,196	(62,155)	2,740		421,781
Loss from operations	(95,306)	54,096	(2,966)		(44,176)
Interest and other income (expense), net	(14,495)	59	-		(14,436)
Loss before income taxes	(109,801)	54,155	(2,966)		(58,612)
Income tax provision (benefit)	(27,331)	18,794	(1,075)	D	(9,612)
Loss from continuing operations	(82,470)	35,361	(1,891)		(49,000)
Discontinued operations:					
Gain on disposition of HDD group, net of income taxes	124,972	-	-		124,972
Income (loss) from discontinued operations	124,972	-	-		124,972
Net income (loss)	$ 42,502	$ 35,361	$ (1,891)		$ 75,972
Loss per share from continuing operations					
Basic	$ (0.53)				$ (0.32)
Diluted	$ (0.53)				$ (0.32)
Income (loss) per share from discontinued operations					
Basic	$ 0.81				$ 0.81
Diluted	$ 0.81				$ 0.81
Net income (loss) per share					
Basic	$ 0.27				$ 0.49
Diluted	$ 0.27				$ 0.49
Weighted average common and common equivalent shares					
Basic	155,169				155,169
Diluted	155,169				155,169

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Basis of Presentation

The above unaudited pro forma condensed consolidated financial statements present financial information for Quantum giving effect to the sale of the NAS assets, which was completed on October 28, 2002. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2002 is presented as if the transaction occurred on that date. The unaudited pro forma condensed consolidated statements of operations for the three months ended June 30, 2002 and for the fiscal year ended March 31, 2002 are presented as if the transaction had occurred at the beginning of the respective periods and exclude any loss that may be realized upon disposition.

Unaudited Pro Forma Adjustments

(A) Reflects the sale of NAS assets for a total cash payment of $4.7 million. The adjustments to other assets reflect the promissory note of $2.4 million and $3.9 million of SNAP restricted convertible preferred securities at October 28, 2002, as partial consideration for the sale. The adjustments to other accrued liabilities reflect the transition service liabilities ($650,000) and estimated costs and expenses incurred in connection with the sale ($300,000). Included in retained earnings at June 30, 2002 is the resulting $11 million pro forma loss, net of tax, as if the sale occurred on June 30, 2002. The loss on disposition will be recorded in the third quarter of fiscal 2003. The actual loss amount will be determined based on the excess of proceeds received over the actual carrying value of the NAS net assets sold as of October 28, 2002 less direct costs associated with the sale. Pursuant to Article 11 of Regulation S-X, the preliminary loss to be recognized on the disposition transaction has been excluded from the pro forma condensed consolidated statements of operations for the three months ended June 30, 2002 and the fiscal year ended March 31, 2002 due to its non-recurring nature.

(B) Represents a pro forma adjustment to deferred income taxes relating to taxable loss on sale.

(C) Reflects the reversal of the cost allocation to NAS that was previously included in NAS statements of operations. Quantum will continue to incur these costs without reimbursement from SNAP, resulting in higher operating expenses going forward.

(D) Represents the tax benefit resulting from additional costs that were previously allocated to NAS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUANTUM CORPORATION

By: /s/   MICHAEL J. LAMBERT

_____

Michael J. Lambert

Executive Vice President, Chief Financial Officer

Dated: November 12, 2002

EXHIBIT INDEX

Exhibit No.	Description
2.1	Asset Purchase Agreement, by and between Quantum Corporation and Broadband Storage, Inc., dated as of October 7, 2002, as amended on October 28, 2002.
2.2	Transition Service Agreement, dated as of October 28, 2002, by and between Quantum Corporation and Broadband Storage, Inc.
2.3	Senior Secured Promissory Note, dated as of October 28, 2002, issued by Broadband Storage, Inc. to Quantum Corporation.
2.4	Security Agreement, dated as of October 28, 2002, by and between Quantum Corporation and Broadband Storage, Inc.
2.5	Broadband Storage, Inc. Series B Preferred Stock Purchase and Recapitalization Agreement, dated as of October 14, 2002, as amended on October 24, 2002, by and among Broadband Storage, Inc. and the purchasers of the Series B Preferred Stock.
2.6	Broadband Storage, Inc. Amended and Restated Investor Rights Agreement, dated as of October 15, 2002, as amended on October 24, 2002, by and among Broadband Storage, Inc. and certain purchasers of the Series B Preferred Stock.
2.7	Third Amended and Restated Certificate of Incorporation of Broadband Storage, Inc., filed with the State of Delaware on October 15, 2002, as amended on October 22, 2002, as amended on October 28, 2002, and as amended on November 6, 2002.
2.8	Broadband Storage, Inc. Amended and Restated Voting Agreement, dated as of October 15, 2002, by and among Broadband Storage, Inc. and certain purchasers of the Series B Preferred Stock.
99.1	Press Release, dated October 15, 2002